UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Commission File: 33-80178

Annual Filing Form 28 - Securities Act (Ontario)

TEMBEC INDUSTRIES INC.

(Translation of registrant's name into English)

800, René-Lévesque Boulevard West, Suite 1050
Montreal, Quebec H3B lX9
 (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                           Form 20-F ______          Form 40-F    X

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101 (b)(1): _____
Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper of a paper as permitted by Regulation S-T Rule 101 (b) (7): _____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes _____          No    X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    82-________

TEMBEC INDUSTRIES INC.
Annual Filing of Reporting Issuer
Form 28 - Securities Act (Ontario)

Name of Reporting Issuer

          Tembec Industries Inc. (the "Corporation").

Jurisdiction Under Which Incorporated, Organized or Continued

          The Corporation was formed under the Business Corporation Act (Ontario) on August 29, 1995, by the amalgamation of Malette Inc. and Tembec Finance Corp and continued under the Canada Business Corporations Act on February 18, 1999 under the name of "Tembec Industries Inc.". The Corporation amalgamated with Crestbrook Forest Industries Ltd. on October 1, 2000 and with Pine Falls Company Limited on September 30, 2001.

Financial Year End

          Last Saturday of the month of September.

Voting Securities and Principal Holders of Voting Securities

          As at September 27, 2003, there were outstanding 536,807,704  Class A shares of the Corporation, all of which were held by Tembec Investments Inc., a wholly-owned subsidiary of Tembec Inc. ("Tembec"). The Class A shares of the Corporation are the only voting securities in the capital of the Corporation.

Directors

          CLAUDE BOIVIN, Saint-Lambert, Québec. Mr. Boivin is the former President and Chief Operating Officer of Hydro-Québec and has been a director of the Corporation since 1998 and serves as a member of its Corporate Governance and Human Resources committees. Mr. Boivin also serves as a director of CGI Group Inc., Héroux-Devtek Inc., Groupe Laperrière & Verreault Inc. and of Boralex Power Income Fund.

          JAMES E. BRUMM, New York, New York. Mr. Brumm is the Executive Vice-President, General Counsel and director of Mitsubishi International Corporation and has been a director of the Corporation since 1999 and serves as a member of its Audit, Pension Fund Advisory and Human Resources committees. Mr. Brumm served as a director of Mitsubishi Corporation from 1995 - 2002 and is a Director of Brunei LNG S.B. He is a member of the Board of Visitors of Columbia University Law School, a Vice-President of the board of the Sanctuary for Families, a board member of Forest Trends and of the American Bird Conservancy. He is also President of the Mitsubishi International Corporation Foundation and a member of the Corporate Council of the New York Botanical Garden and the Corporate Advisory Council of Earthwatch.

          FRANK A. DOTTORI, O.C., Témiscaming, Québec. M. Dottori is the President and Chief Executive Officer of the Corporation, has been a director of the Corporation since 1995 and serves as a member of its Environmental Committee. Mr. Dottori is Chairman of the Pulp and Paper Research Institute of Canada and co-Chair of the Free Trade Lumber Council. He is a director of Saputo Inc. and of Bell Nordiq Group Inc.

          JACQUES J. GIASSON, Montréal, Québec. M. Giasson is the Chairman and Chief Executive Officer of Groupe Giasson Ltd. and has been Chairman and a director of the Corporation since 1999 and chairs its Corporate Governance and Human Resources committees as well as serving as a member of its Audit, Environmental and Pension Fund Advisory committees. Mr. Giasson is also Chairman of Uniboard Canada Inc. and chairs its Executive, Human Resources and Environmental committees in addition to serving as a member of its Audit Committee. He is a former director of ABN Amro Bank of Canada and former Chairman of its Conduct Committee. Mr. Giasson is past President and Chief Executive Officer of St. Lawrence Cement Inc. and past Chairman of the board and of the Executive Committee of Sidbec-Dosco Inc. Mr. Giasson has served on the board of a number of Canadian companies. He is also a life governor of the Foundation of UQAM, past governor of Les Jeunes Entreprises du Québec and past director of the World Wildlife Fund Canada.

          PIERRE GOYETTE, Outremont, Québec. Mr. Goyette has been a director of the Corporation since 1999 and chairs its Audit Committee as well as serving as a member of its Corporate Governance Committee. Mr. Goyette is also a director of Groupe St-Hubert Inc. and is Chairman of the Montréal World Film Festival.

          GORDON S. LACKENBAUER, Calgary, Alberta. Mr. Lackenbauer is Deputy Chairman of BMO Nesbitt Burns and has been a director of the Corporation since 1999 and serves as a member of its Corporate Governance Committee.

          BERNARD LAMARRE, O.C., O.Q. Montréal, Québec. Mr. Lamarre is the Chairman of Bellechasse Santé Inc. and has been a director of the Corporation since 1999 and chairs its Environmental Committee. Mr. Lamarre is also Chairman of the Société du Vieux Port de Montréal, of the Société de la Faune et des Parcs du Québec, of École polytechnique de Montréal, of FRE Composites Inc., and of the Montréal Fine Arts Museum.

          MARY THERESA McLEOD, Toronto, Ontario. Ms. McLeod is a director of the Corporation since 2003 and serves as a member of its Audit Committee. Ms. McLeod held senior investment banking positions with Scotia McLeod Inc., Merrill Lynch Canada Inc., and Pitfield, MacKay, Ross & Company Ltd. Ms. McLeod is a part-time member of the Ontario Securities Commission and member of its Nominating and Corporate Governance committee. She is also a director of Epcor Utilities Inc. and Westcast Industries Ltd. Ms. McLeod is a Chartered Financial Analyst and has earned her MBA from the University of Western Ontario.

          The Hon. ROBERT K. RAE, O.C., P.C., Q.C. Toronto, Ontario. Mr. Rae is a partner of Goodmans LLP and has been a director of the Corporation since 1999, chairs its Pension Fund Advisory Committee and serves as a member of its Human Resources and Corporate Governance committees. Mr. Rae, former Premier of Ontario, is a board member of Hydro One, Trojan Technology, and Niigon Technology. He also serves as Chairman of the Forum of Federations, of the Institute for Research in Public Policy, the Royal Conservatory of Music and the Toronto Symphony Orchestra. He is a director of the Canadian Ditchley Foundation and national spokesperson for the Leukemia Research Fund. He is also a member of the International Council of the Asia Society and of the Internal Trade Disputes Panel.

          LUC ROSSIGNOL, Témiscaming, Québec. Mr. Rossignol is the President of Local 233 of the Communications, Energy and Paper Workers Union and was elected to the board of directors of the Corporation in 2000.

          GUYLAINE SAUCIER, C.M., Montréal, Québec. Ms. Saucier has been a director of the Corporation since 1999 and serves as a member of its Audit Committee and its Pension Fund Advisory Committee. Ms. Saucier is also a director of AXA Insurances Inc., Petro-Canada, Bank of Montréal, Nortel Networks and Altran Technology. Ms. Saucier is the former Chair of the board of directors of the Canadian Broadcasting Corporation, of the Canadian Institute of Chartered Accountants and of the Joint Committee on Corporate Governance.

          FRANÇOIS TREMBLAY, Montréal, Québec. Mr. Tremblay is a partner of Cain Lamarre Casgrain Wells and has been a director of the Corporation since 1999 and serves as a member of its Environmental Committee.

          The directors of the Corporation are elected annually to hold office until the next annual meeting or until a successor is elected or appointed.

          As at January 22, 2004, the pension fund advisory committee was merged within the human resources committee. Consequently, Mrs. Saucier is now a member of the human resources committee.

CORPORATE GOVERNANCE

          The Board of directors has an Audit Committee which currently consists of Messrs. Pierre Goyette (Chairman), Jacques J. Giasson, James E. Brumm, Ms. Guylaine Saucier and Ms. Mary Theresa McLeod. The mandate of the Audit Committee is described in Schedule "A" to this Form-28. All members of the Audit Committee are financially literate. The following three members of the Audit Committee are considered "financial experts", within the meaning of Section 407 of the Sarbanes-Oxley Act of 2002: Pierre Goyette, Guylaine Saucier and Mary Theresa McLeod.

CODE OF ETHICS

          The Corporation has adopted a Code of Ethics and Business Conduct for all its employees, including its Chief Executive Officer and its Chief Financial Officer. The Corporation's Code of Ethics and Business Conduct applies to all employees of the Corporation's subsidiaries, and consultants, suppliers and other individuals working with or on behalf of Tembec are encouraged to adhere to it. Where appropriate, the Corporation's Code of Ethics and Business Conduct also applies to directors of the Corporation. The Corporation's Code of Ethics and Business Conduct is available on the internet web-site of its parent, Tembec Inc., at www.tembec.com.

Executive Compensation

The Corporation Compensation Program

          Tembec's general philosophy is to pay for performance at all levels of Tembec. As a consequence, Tembec's total compensation for management employees is based on the achievement of certain objectives, which include increasing shareholder value.

          Specifically, the objectives of Tembec's total compensation program are as follows:

    to encourage employees to support defined corporate principles, objectives and priorities;

    to encourage employees to become shareholders of Tembec Inc.;

    to motivate and reward employees who contribute to increase shareholder value; and

    to retain key employees.

Report on Executive and other Compensation

          The Human Resources Committee (the "Committee") oversees compensation for the executives and managers of the Corporation. The Committee is composed of four members of the board of directors. Mr. Jacques J. Giasson, Chairman of the Committee and also Chairman of the board, as well as Messrs. Claude Boivin, James E. Brumm and Robert K. Rae. The members of the Committee are neither employees nor former employees of the Corporation. The Committee may invite the Chief Executive Officer and the Vice-President Human Resources to attend meetings to provide advice and consultation as required.

          The Committee oversees the application of the policies, plans and compensation for all employees. The Committee makes recommendations to the board of directors of the Corporation on all aspects of compensation payable to employees up to and including the Chief Executive Officer and approves compensation levels and grants for senior officers.

Compensation - Unionized Employees

          The majority of the Tembec's employees are covered under contractual agreements with unions representing the employees. The agreements define rates of pay for specific responsibilities as well as fringe benefits. The Corporation encourages flexibility and commitment, and in return, where applicable, provides enhanced job security, performance based incentive programs, and the Tembec's Profit Sharing Plan. The Corporation also provides an opportunity to employees to become shareholders of Tembec Inc. via the latter's Employee Stock Purchase Plan.

Compensation - Non-Unionized/Management Employees and Executives

          The majority of the Tembec's non-unionized employees are paid a base salary plus an annual performance bonus determined by meeting objectives set out under the Short Term Incentive Plan (the "STIP").

          Executives and key employees may also participate in Tembec Inc.'s Long Term Incentive Plan (the "LTIP"). This plan is geared to reward employees if the Tembec Inc.'s relative financial performance exceeds the performance of a group of predetermined forest industry companies.

Base Salary

          The base salary midpoint is set at 95% of the applicable All Industrial Average (the "AIA") for positions of similar responsibility as determined from time to time by various surveys conducted by independent professional compensation consultants. Annual salaries are then adjusted on the basis of the individual's performance, experience and position relative to peers in Tembec. Salaries scales vary from 80% to 120% of the above mid-point.

          The salary of employees who do not qualify under the Corporation's incentive plans is set at the applicable median for total compensation and adjusted as noted above.

Short Term Incentive Plan

          The Short-Term Incentive Plan (STIP) is designed to relate a portion of the individual's compensation to the Corporation's performance via an objective-based incentive program. The participants are compensated on corporate, business unit and individual objectives. The bonus potential available for each position is expressed as a percentage of Salary Midpoint (the "SM") and varies according to the position of the individual, with the maximum potential being 80% of SM for the Chief Executive Officer and certain senior executives and ranging down to 30% of SM for front-line supervision level. Satisfactory performance of the individual should result in an annual STIP pay-out equivalent to 50% of the maximum potential. The objectives and achievements for senior executives under the STIP are reviewed by the Human Resources Committee on an annual basis. Members of the board participate in the Corporation's annual strategic meeting where corporate objectives to be used under this plan are set.

Ad Hoc Bonus Program

          An amount is set aside each year, as determined by the Committee upon recommendation of the Chief Executive Officer and senior executives, to recognize special efforts, accomplishments or performance that are not part of specific annual objectives. The intent is to support and encourage the Tembec's entrepreneurial spirit.

Long Term Incentive Plan

          The Long-Term Incentive Plan (LTIP) is designed to:

    align the interests of key employees with those of shareholders of Tembec Inc. by participation in a stock purchase scheme and through the granting of options of Tembec Inc. common shares (the "Options") in order to ensure that key employees own at least 50% of their base salary in common shares of Tembec Inc. (the "Shares") on an ongoing basis; and

    reward key employees if the Corporation's relative performance is superior to its competition; and

    retain key employees.

          Under the stock purchase scheme, participants in the LTIP are granted an annual entitlement to purchase shares, without any financial assistance form the Corporation, determined by multiplying the individual's base salary by a factor applicable to the position. The factor ranges from 0.50 for the Chief Executive Officer, down to 0.10 depending on the level of the position. On the date of the grant of the entitlement, a key employee is awarded options to purchase that number of shares which is equal to the entitlement divided by the market price of the shares multiplied by two. The Committee may award additional options.

          Key employees who commit to purchase shares under an annual entitlement will receive a participating award and a participating bonus and will be eligible to receive a Long-Term Bonus based on the Corporation's performance compared with a sample of the return on capital invested of companies in the Canadian forest products industry at the end of a measurement period (the "Cycle") and based on the number of shares committed in the subscription. The participating award is equal to 25% of the subscription amount committed to by the key employee and will be used by the trustee to purchase shares under the stock purchase scheme on behalf of the key employee. The participating bonus is a cash bonus paid to the key employee equal to 25% of the subscription amount committed to by the key employee.

          The Long Term Bonus is designed to reward key employees if the Corporation outperforms a designated sample of its peers over three four-year cycles:

Cycle 1:	from the beginning of the fiscal year in which a commitment to a subscription was made to four years thereafter;
Cycle 2:	from the beginning of the second fiscal year to five year after the fiscal year in which a commitment to a subscription was made; and
Cycle 3:	from the beginning of the third fiscal year to six years after the fiscal year in which a commitment to a subscription was made.

          A third of the Long Term Bonus can be earned in Cycle 1, a maximum cumulative amount of 67% in Cycle 2, and a maximum cumulative amount of 100% at the end of Cycle 3. The proportion of the bonus paid is based on the Corporation's relative average return on capital employed (ROCE) performance against the above pre-selected group of peers.

          The bonus hurdles are as follows:

<50	percentile	0% of bonus applicable
50-74	percentile	50% of bonus applicable
75-89	percentile	75% of bonus applicable
90-100	percentile	100% of bonus applicable

          The Long Term Bonus is equivalent to the participant's investment in shares purchased pursuant to the stock purchase scheme (on an after-tax basis) under the LTIP, provided that the shares are held at the end of the Cycle. The Committee may change the components of the peer group or the performance measure when grants are awarded to reflect evolving market dynamics.

          Shares under the stock purchase scheme are purchased by a trustee on behalf of key employees on the market. Key employees who fail to subscribe for the full amount of an annual entitlement will lose a pro rata portion of the options granted and the Long Term Bonus.

          With the enactment of the Sarbanes-Oxley legislation, the board of directors of Tembec Inc. amended the LTIP to (i) introduce the stock purchase scheme described above, (ii) eliminate any financial assistance to employees, (iii) eliminate the grant of rights, and (iv) consolidate the shares previously reserved for issuance pursuant to the exercise of rights and options.

          The executive officers of the Corporation listed on Section 5 of this form own approximately 300% of their collective base salaries in common shares of Tembec Inc. As explained above there are no longer entitled to financial assistance to acquire shares.

CEO Compensation

          Mr. Frank A. Dottori currently receives an annual base salary of $840,000 as President and Chief Executive Officer of the Corporation. The Committee has decided to adjust Mr. Dottori's base salary to $900,000 for the coming year. Mr. Dottori's annual base salary is determined in the same manner as described in the section above on base salary.

          With respect to his total compensation for Fiscal 2003, Mr. Dottori earned a bonus of $221,422 under the STIP (representing 37.75% of his bonus potential under such plan or 26.36% of his 2003 base salary). The Committee also awarded him an ad hoc bonus of $100,000 to recognize his ability to sustainably lead the Corporation in the areas of strategic growth, cost reduction, margin improvement and employee development, and for his active role in protecting the Corporation's interests in the softwood lumber trade dispute with the United States.

          The total annual cash compensation package of the Chief Executive Officer consists of the elements indicated above. The practice of the Committee when establishing the amount for each element is to align them to the median of the All Industrial Average market ("AIA"), which is most representative of Tembec's nature and activities. This information, reported by Hay Group, is based on the compensation practices of over 250 organizations.

          Mr. Dottori's total compensation package for Fiscal 2003 places him at the median of Hay Total Compensation Design for AIA.

          The Chief Executive Officer of the Corporation is required to own a minimum amount of common shares of Tembec Inc. equivalent to 50% of his or her base salary or to acquire such amount of common shares of Tembec Inc. within two years after he or she has been appointed as Chief Executive Officer. Mr. Dottori owns directly or indirectly approximately 1,000% of his base salary in common shares of Tembec Inc.

Submitted by the Human Resources Committee:

Jacques J. Giasson	Claude Boivin	Robert K. Rae	James E. Brumm

Executive Compensation

          The following summary compensation table shows certain compensation components earned under the above programs by the President and Chief Executive Officer and the four other most highly-compensated executive officers of the Corporation ("Named Executive Officers") for services rendered during the financial years ended September 27, 2003, September 28, 2002 and September 29, 2001. This information includes the dollar value of base salaries and bonus awards, the number of shares covered by options, and certain other compensation.

SUMMARY COMPENSATION TABLE

Long-Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other annual Compensation ($)(1)	Securities Under Options Granted (#)(5)	Restricted Shares or Restricted Share Units ($)	LTIP(2) Payouts ($)	All Other Compensation ($)(3)(4)

Frank A. Dottori President and Chief Executive Officer	2003 2002 2001	840,000 840,000 817,500	321,422 377,187 443,474	98,978 101,532 67,235	38,950 80,000 14,000	- - -	105,000 225,907 -	27,000 24,750 20,875
Terrence P. Kavanagh Executive V.-P. President, Pulp & Paper Group	2003 2002 2001	425,000 350,000 343,750	219,273 255,033 215,155	21,981 21,681 34,503	20,800 17,000 16,500	- - -	56,250 23,313 98,376	6,000 6,000 6,000
Michel Dumas Executive Vice President - Finance and Chief Financial Officer	2003 2002 2001	337,500 300,000 287,500	173,909 210,351 191,729	8,962 8,662 11,172	13,900 14,000 12,000	- - -	37,500 15,019 14,850	13,500 12,250 10,583
Fred LeClair(6) Executive V.-P. President, Forest Products	2003 2002 2001	315,000 300,000 293,750	94,810 169,422 198,453	5,933 5,633 5,757	13,900 14,000 4,500	- - -	37,500 - -	13,500 13,500 13,500
Mel Zangwill Senior V.-P., President, Paperboard Group	2003 2002 2001	268,750 250,000 250,000	110,868 189,535 105,120	3,977 3,721 3,404	11,500 12,000 -	-	31,250 - 19,228	6,000 6,000 6,000

___________

(1)  Amounts shown in this column include the taxable benefit from loans by Tembec which were granted for relocation purposes and/or for the purchase of Company shares and the benefit from the exercise of options and/or the sale of shares related to such options.

(2)  Amounts shown in this column include the participating award used by the Trustee to purchase shares and the participating bonus in cash granted under the new LTIP for the year 2003. See "Compensation - Non-Unionized / Management Employees and Executives - Long-Term Incentive Plan".

(3)  Amounts shown in this column include the Company's contribution under the Employee Stock Purchase Plan. The executive officers of the Company participate in this plan on the same basis as all other employees of the Company. Under this plan, employees can purchase common shares of the Company up to 10% of their base salary or wage. The Company contributes 25% of the amount invested by the employee if the shares are held for a minimum period of time. Purchases of common shares under this plan occur on the open market.

(4)  Amounts shown in this column also include Tembec's contributions under the defined contribution pension plan which were for all the Named Executive Officers.

(5)  Options are for common shares of Tembec Inc.

(6)  Mr. Fred LeClair is no longer an officer of the Company.

OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Option on the Date of Grant ($/Security)	Expiration Date
Frank A. Dottori	38,950	18.7%	10.78	10.78	Dec. 12, 2012
Terrence P. Kavanagh	20,800	9.9%	10.78	10.78	Dec. 12, 2012
Michel Dumas	13,900	6.7%	10.78	10.78	Dec. 12, 2012
Fred LeClair	13,900	6.7%	10.78	10.78	Dec. 12, 2012
Mel Zangwill	11,500	5.5%	10.78	10.78	Dec. 12, 2012

          The following table summarizes for each of the Named Executive Officers the number of options exercised in the financial year ended September 27, 2003, the aggregate value realized upon exercise and the total number of unexercised options held at September 27, 2003. The value realized upon exercise is the difference between the market value of the common share on the exercise date and the exercise or base price of the options. The value of unexercised in-the-money options at financial year-end is the difference between its exercise price and $8.65 per share, which was the market value of the common share on September 27, 2003. These options have not been and, in some cases, may not be exercised. Actual gains on exercise, if any, will depend on the value of the Tembec Inc.'s shares on the date of exercise.

AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY
COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES
	Securities Acquired On Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable/Unexercisable	Value of Unexercised in-the-Money Options at FY-End ($) Exercisable/Unexercisable
Frank A. Dottori	-	-	685,600/147,350	0/0
Terrence P. Kavanagh	-	-	127,280/49,820	0/0
Michel Dumas	-	-	69,200/36,700	0/0
Fred LeClair	-	-	7,800/34,600	0/0
Mel Zangwill	-	-	110,000/23,500	0/0

Retirement Plans

Retirement Plans - Unionized employees

          The purpose of retirement plans is to provide an adequate income replacement upon retirement. Tembec provides certain benefits through basic pension plans. The basic plans for unionized employees will vary from defined benefit plans to defined contribution plans to registered retirement savings plans ("RRSP"), pursuant to various labour agreements.

Retirement Plans - Management Employees and Executives

          The Corporation provides certain benefits through basic pension plans, as well as supplemental pension benefits for certain individuals.

Base Plan

          For services prior to January 1, 2000, the basic plan for management employees and executives is a defined benefit plan which provides for a benefit of 1.0% of the average of the best consecutive five years of earnings (base salary and bonus) of the last ten years, multiplied by the years of credited service up to December 31, 1999.

          For services after January 1, 2000, the basic plan for management employees and executives is a defined contribution plan which provides for a contribution by Tembec of 6% of the employee's base salary and bonus. Individual accounts are set up for each employee who can direct their investments amongst a selection of mutual funds and a 5-year guaranteed investment contract (GIC). A group RRSP is also available to allow employees to save additional amounts for their retirement.

          Earnings under this plan are limited to $100,000 for executives participating in the supplementary pension plan. The cap of $100,000 in the base plan for Mr. Dottori and Mr. Kavanagh was introduced in 1990.

Supplementary Pension Plan

          A Supplementary Pension Plan is in place for the executives who participated in this plan prior to January 1, 2000. The plan provides coverage for earnings in excess of $100,000 per year. The benefit of the Supplementary Pension Plan is fixed at 1.6% of the average of the best consecutive five years of earnings (base salary plus bonus earned) of the last ten years, in excess of the base salary as defined in the basic plan above, multiplied by the years of credited service.

          The following tables show the estimated annual benefits payable to participants under the retirement plans (base plan) and the Tembec Supplementary Pension Plan upon retirement after a certain number of credited years of service.

PLAN TABLE
	Years of Service(1)
Remuneration ($)	15	20	25	30	35
Base Plan
$100,000+	$15,000	$20,000	$25,000	$30,000	$35,000
Supplementary Plan
$150,000	$12,000	$16,000	$20,000	$24,000	$28,000
$175,000	$18,000	$24,000	$30,000	$36,000	$42,000
$200,000	$24,000	$32,000	$40,000	$48,000	$56,000
$250,000	$36,000	$48,000	$60,000	$72,000	$84,000
$300,000	$48,000	$64,000	$80,000	$96,000	$112,000
$400,000	$72,000	$96,000	$120,000	$144,000	$168,000
$500,000	$96,000	$128,000	$160,000	$192,000	$224,000

$600,000	$120,000	$160,000	$200,000	$240,000	$280,000
$700,000	$144,000	$192,000	$240,000	$288,000	$336,000
$800,000	$168,000	$224,000	$280,000	$336,000	$392,000
$900,000	$192,000	$256,000	$320,000	$384,000	$448,000
$1,000,000	$216,000	$288,000	$360,000	$432,000	$504,000
$1,100,000	$240,000	$320,000	$400,000	$480,000	$560,000
$1,200,000	$264,000	$352,000	$440,000	$528,000	$616,000
$1,300,000	$288,000	$384,000	$480,000	$576,000	$672,000
$1,400,000	$312,000	$416,000	$520,000	$624,000	$728,000
$1,500,000	$336,000	$448,000	$560,000	$672,000	$784,000

  Under the Plans, the following Named Executive Officers have earned the following number of credited years of service at September 27, 2003:
	Supplementary Plan Years	Basic Plan Years

F.A. Dottori	31.9	26.1
T.P. Kavanagh	29.2	25.4
M. Dumas*	18.1	14.3
M. Zangwill	7.1	3.3

  ___________

  *   Mr. Dumas' services include years with a subsidiary of the Company in a similar plan.

Indebtedness of Directors, Executive Officers and Senior Officers

          The aggregate indebtedness to the Corporation as at December 30, 2003 of all senior officers, executive officers, directors and former senior officers, executive officers and directors entered into regarding the purchase of securities of Tembec Inc., excluding routine indebtedness (as defined under applicable securities laws) was $5,077,435.

          The table below represents amounts outstanding on loans made prior to July 2002. Directors, executive officers and senior officers are no longer entitled to be granted loans.

TABLE OF INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND
SENIOR OFFICERS UNDER SECURITIES PURCHASE PROGRAMS
Name and Principal Position	Involvement of Issuer or Subsidiary	Largest Amount Outstanding During 2003 ($)	Amount Outstanding as at Nov. 17, 2003 ($)	Financially Assisted Securities Purchases During 2003	Security for Indebtedness
Frank A. Dottori President & Chief Executive Officer	Lender	2,897,706	2,863,449	N/A	307,000 shares
Michel Dumas Executive Vice President - Finance and Chief Financial Officer	Lender	275,710	270,974	N/A	21,000 shares
Charles Gagnon V.-P., Corporate Relations	Lender	102,393	99,831	N/A	7,950 shares
Thomas Gale V.-P. and General Manager Resins Group	Lender	42,120	42,120	N/A	4,000 shares

Name and Principal Position	Involvement of Issuer or Subsidiary	Largest Amount Outstanding During 2003 ($)	Amount Outstanding as at Nov. 17, 2003 ($)	Financially Assisted Securities Purchases During 2003	Security for Indebtedness
Claude Imbeau V.-P., General Counsel and Secretary	Lender	55,400	54,216	N/A	5,250 shares
Terrence P. Kavanagh Executive V.-P., President, Pulp & Paper Group	Lender	462,735	364,279	N/A	28,150 shares
Gerry Kutney V.-P. and General Manager, Silvi Chemical Products Group	Lender	131,735	128,775	N/A	10,750 shares
Fred LeClair Former Officer	Lender	182,535	182,535	N/A	14,250 shares
James Lopez Executive V.-P., President Forest Products	Lender	253,289	212,196	N/A	17,900 shares
Stephen Norris Treasurer	Lender	57,967	56,546	N/A	4,925 shares
Yves Ouellet V.-P., Human Resources	Lender	90,729	89,545	N/A	7,450 shares
Mahendra A. Patel V.-P., Engineering, Purchasing and Logistics	Lender	183,706	177,997	N/A	20,250 shares
Jacques Rochon V.-P., Information Technology	Lender	52,965	51,189	N/A	3,750 shares
Jacques Rocray V.-P., Environment and Technology	Lender	105,831	103,497	N/A	8,250 shares
Jean-Louis Tétrault V.-P., Admin. and Legal Affairs	Lender	144,330	142,554	N/A	17,000 shares
Richard Tremblay Corporate Controller	Lender	123,048	121,272	N/A	12,175 shares
Mel Zangwill Senior V.-P., President, Paperboard Group	Lender	122,380	116,460	N/A	11,000 shares

Termination of employment, Change in Responsibilities and Employment Contracts

          The Corporation has entered into employment agreements of indefinite terms with the Named Executives Officers which provide that if their employment is terminated for any reason other than for cause, they shall be entitled to receive reasonable compensation.

Interest of Insiders in Material Transactions

          Not applicable.

Auditor of the Reporting Issuer

          The Corporation's auditors are KPMG.

          The fees billed by KPMG for services provided to the Corporation for the 2003 fiscal year were approximately $1,702,000. For audit services, fees were approximately $1,022,000, for audit related services, fees were approximately $419,000, for tax services, fees were approximately $156,000 and for other services, fees were approximately $105,000.

          The board of directors has determined that the nature of the services provided and the fees paid to its external auditors for non-audit services should not affect their ability to carry out the external audit with independence.

          The Corporation's Audit Committee has adopted the Pre-approval Policy and Procedures for Services Provided by External Auditors which sets forth the procedures and conditions pursuant to which permissible services proposed to be performed by external auditors are pre-approved. Under the terms of the policy, services which involve fees of less than $10,000 are pre-approved. The Audit Committee has delegated to the Chairman of the Audit Committee pre-approval authority for any services not previously approved by the Audit Committee which involve the payment of unbudgeted fees in excess of $10,000.

Management Contracts

          No management functions of the Corporation or any subsidiary of the Corporation are performed to any substantial degree by a person or Corporation other than the directors or senior officers of the Corporation.

January 22, 2003.

Signed: Claude Imbeau

Claude Imbeau
Vice-President, General Counsel and Secretary

SCHEDULE "A"

CORPORATE GOVERNANCE PRACTICES

          The board of directors and management of the Corporation consider good corporate governance to be an important factor in the efficient and effective operation of the Corporation.

Board of Directors

          The board of directors is responsible for the overall stewardship of the Corporation and has full power and authority to manage and control the affairs and business of the Corporation. It establishes the overall policies and standards for the Corporation. While delegating certain of its authority and responsibilities to committees and to the management of the Corporation, it retains full effective control over the Corporation and monitors senior management. The directors are kept informed of the Corporation's operations at meetings of the board and its committees and through reports and analyses and discussions with management.

          The board currently consists of 12 members. The board believes that such number of directors is large enough to allow the directors to benefit from a wide variety of ideas and viewpoints without compromising communication among the directors and between the directors and management.

          The Corporation considers that 10 of the 12 directors on the board qualified as outside and unrelated directors throughout the last financial year. Frank A. Dottori, President and Chief Executive Officer of the Corporation and Luc Rossignol, President of Local 233 of the Communications, Energy and Paperworkers Union (Temiscaming Complex), are related directors. The Corporation considers the term "unrelated" to mean independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with a director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding. In determining whether outside directors are unrelated, the board has considered and discussed the nature and materiality of all relevant relationships between a director and the Corporation including, without limitation, customer, supplier and service provider relationships. Certain directors may be partners in or officers of entities that provide legal, financial or other services to the Corporation or its subsidiaries. These directors are considered unrelated given that such services are provided on customary commercial terms by such entities and received by the Corporation or its subsidiaries in the ordinary course of their businesses and the ability of the Corporation or its subsidiaries to obtain such services from any one of such entities in particular is not considered material to the Corporation or its subsidiaries. The board, through the Corporate Governance Committee, will consider the continued appropriateness of board membership of individual directors who retire, change employment, or change the responsibility that they held when they were elected to the board.

          The board of directors has adopted a formal mandate which describes its principal functions. The mandate provides that the board will consider recommendations made by the officers of the Corporation who are responsible for the general day to day management of the Corporation and with respect to long term strategic, financial, organizational and related objectives. The mandate of the board also establishes a requirement that the board implement structures and procedures to ensure that it functions independently of management.

          The functions of the board include the review and approval of (a) annual audited financial statements, quarterly financial statements and related management discussion and analysis disclosure following review by the Audit Committee and, as applicable, the Corporate Governance Committee, (b) transactions out of the ordinary course of business, and (c) any capital expenditures or other financial commitments in excess of $2,500,000.

Committees of the Board of Directors

          The board of directors has established five committees and delegated certain of its authority and responsibilities to each of these committees and has also instructed each of them to perform certain advisory functions and make recommendations and report to the board. With the exception of the Environmental Committee, where Mr. Frank A. Dottori, the President and Chief Executive Officer of the Corporation is a member, all committees of the board of directors are composed of outside, unrelated directors.

Corporate Governance Committee

          The Corporate Governance Committee is responsible for developing the Corporation's approach to board governance issues. The Corporate Governance Committee reviews and reports to the board annually on the size, composition, profile and compensation of the board of directors, recommends candidates for nominees for election or appointment as directors and evaluates and reports to the board on the performance of the board and its committees and the contribution of members of the board and its committees. The Corporate Governance Committee also reviews, on an annual basis, the board/management relationship and recommends to the board structures and procedures to ensure that the board functions independently of management. The Corporate Governance Committee approves and implements an appropriate orientation and education program for new members of the board to ensure that prospective candidates for board membership have received the appropriate information to permit them to fully understand the role of the board and its committees and the contributions expected from individual directors. The Corporate Governance Committee met four times during the last financial year. The Corporate Governance Committee is composed of Messrs. Jacques J. Giasson (Chairman), Claude Boivin, Pierre Goyette, Gordon S. Lackenbauer and Robert K. Rae.

Audit Committee

          The Audit Committee meets on a regular basis with the financial officers of the Corporation and the independent auditors to review and inquire into: (a) matters affecting financial reporting; (b) the system of internal accounting and financial controls and procedures; (c) independence of the external auditors; (d) the audit procedures and audit plans; and (e) the financial and business risks or exposures of the Corporation and the steps that management has taken to control such risks. It also recommends, to the board of directors, the external auditors to be appointed and their remuneration. During the last financial year, the aggregate amounts paid for professional services rendered by the Corporation's auditors, KPMG, chartered accountants and its affiliates, to the Corporation and its subsidiaries were approximately $1,702,000.

          The Audit Committee reviews and recommends to the board, for approval: (a) the financial statements in the annual report; (b) the audited annual financial statements and the management discussion and analysis contained therein; (c) prospectuses and other offering memoranda; and (d) financial statements and other documents required by regulatory authorities. The responsibilities of the Audit Committee, including those responsibilities described above, are reviewed by the board of directors annually. The Audit Committee met four times during the last financial year. This committee is composed of Messrs. Pierre Goyette (Chairman), Jacques J. Giasson, James E. Brumm, Ms. Guylaine Saucier and Ms. Mary Theresa McLeod, all of whom are financially literate and three of whom have accounting or related financial expertise, with Mr. Goyette, and Ms. Saucier possessing the professional designation of Chartered Accountant.

Human Resources Committee

          The Human Resources Committee is responsible for reviewing and making recommendations to the Board for the appointment of persons to senior executive positions, considering terms of employment, including succession planning and matters of remuneration, recommending awards under the long-term and short-term incentive plans, employee stock purchase plan, employee profit sharing plans and for certain matters relating to the design and funding of the Corporation's pension plans. The Human Resources Committee annually reviews and approves the remuneration of corporate officers and the remuneration of all other employees of the Corporation on an aggregate basis.

          The Human Resources Committee is responsible for reviewing the adequacy of the occupational health and safety policies and assessing the performance of the Corporation under such programs. Where appropriate, the Human Resources Committee reports or makes recommendations on significant issues to the board of directors. The Human Resources Committee's responsibilities include: (a) reviewing the Corporation's occupational health and safety policies; (b) reviewing compliance reports and the plan and timetable to correct deficiencies; (c) monitoring the Corporation's performance in relation to applicable occupational health and safety legislation and standards; and (d) reviewing and reporting to the board of directors on the appropriateness of the policy guidelines and on the state of readiness to respond to crisis situations.

          The Human Resources Committee met four times during the last financial year. This committee is composed of Messrs. Jacques J. Giasson (Chairman), Claude Boivin, James E. Brumm and Robert K. Rae.

Environmental Committee

          The Environmental Committee is responsible for reviewing and making recommendations and reports to the board of directors relating to the policies, standards, practices and programs of the Corporation on matters relating to the environment. This committee met three times during the last financial year. This committee is composed of Messrs. Bernard Lamarre (Chairman), Frank A. Dottori, Jacques J. Giasson and François Tremblay.

Pension Fund Advisory Committee

          The Pension Fund Advisory Committee assumes the role of administrator for the corporate-sponsored registered pension plans of Tembec supervising the administration of the retirement plans. This committee notably monitors the investment performance of the trust funds for the Corporation's retirement plans and compliance with applicable legislation and investment policies. This committee met three times during the last financial year and is composed of Messrs. Robert K. Rae (Chairman), James E. Brumm, Jacques J. Giasson and Ms. Guylaine Saucier.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEMBEC INDUSTRIES INC.

Claude Imbeau_________________________
Vice-President, General Counsel and Secretary

Date: February 12, 2004